Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:             Entrée Gold Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

Pursuant to section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of the shareholders of Entrée Gold Inc. held on June 29, 2015 in Vancouver, British Columbia.

MATTERS VOTED UPON		OUTCOME
1. To determine the number of directors at six.		CARRIED on a show of hands
Proxy Vote Totals:	For	Against	% of Votes Cast For
	88,878,665	2,979,309	96.76
2. To elect the six nominees set forth in the Company’s Information Circular for the annual general meeting to be held on June 29, 2015, as directors for the ensuing year.		CARRIED on a show of hands
Proxy Vote Totals:	For	Withheld	% of Votes Cast For
Lord Howard	68,932,885	752,245	98.92
James Harris	68,878,612	806,518	98.84
Gregory Crowe	68,855,707	829,423	98.81
Mark Bailey	68,688,822	996,308	98.57
Alan Edwards	69,113,742	571,388	99.18
Gorden Glenn	68,828,214	856,916	98.77

Suite 1201, 1166 Albern Street, Vancouver, BC Canada V6E323
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE AMEX: EGI | FRANKFURT: EKA
www.entreegold.com

3. To re-appoint Davidson & Company LLP, Chartered Accountants, as the Company’s auditor for the ensuing financial year and to authorize the directors to set the auditor’s remuneration.		CARRIED on a show of hands
Proxy Vote Totals:	For	Withheld	% of Votes Cast For
	90,677,480	1,223,204	98.67

Yours truly,

ENTRÉE GOLD INC.

“Susan McLeod”

Susan McLeod
Vice President, Legal Affairs and Corporate Secretary

Suite 1201, 1166 Albern Street, Vancouver, BC Canada V6E323
Tel: 604.687.4777 | Fax: 604.687.4770 | Toll Free: 1.866.368.7330
TSX: ETG | NYSE AMEX: EGI | FRANKFURT: EKA
www.entreegold.com